UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41169

Vertical Aerospace Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Unit 1 Camwal Court, Chapel Street

Bristol BS2 0UW

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Vertical Aerospace Ltd. (the “Company”) is filing this 6-K to refile and replace Exhibit 1.1 to the Form 6-K of the Company furnished to the Securities and Exchange Commission on December 16, 2021 (the “Original Form 6-K”). The Company refiles its Amended and Restated Memorandum and Articles of Association adopted by the Company on December 1, 2021 (the “Amended Articles”) as Exhibit 3.1 to this Report on Form 6-K to correct a reference to the composition of the Company’s authorized share capital to accurately reflect the version of the Amended Articles adopted.

INCORPORATION BY REFERENCE

The information included in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-263815) and Registration Statement on Form F-3 (File No. 333-270756) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Memorandum and Articles of Association of Vertical Aerospace Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Vertical Aerospace Ltd.

Date: November 9, 2023	By:	/s/ Stuart Simpson
Stuart Simpson
Chief Financial Officer